Hewlett Packard Enterprise Company
11445 Compaq Center West Drive
Houston, Texas 77070

June 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hewlett Packard Enterprise Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended April 30, 2021, which was filed with the U.S. Securities and Exchange Commission on June 3, 2021.

Respectfully submitted,

HEWLETT PACKARD ENTERPRISE COMPANY

/s/ Rishi Varma
Rishi Varma
Senior Vice President, General Counsel and Corporate Secretary